Goodwin Procter LLP Counselors at Law Three Embarcadero Center 24th Floor San Francisco, CA 94111 T: 415.733.6000 F: 415.677.9041

July 8, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Global Blood Therapeutics, Inc. Draft Registration Statement on Form S-1

Submitted March 19, 2015

CIK No. 0001629137

Ladies and Gentlemen:

This letter is being submitted on behalf of Global Blood Therapeutics, Inc. (the “Company”) in response to Comment No. 5 contained in the letter dated April 15, 2015 (the “Letter”) from Jeffrey P. Riedler, Assistant Director of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ted W. Love, M.D., President and Chief Executive Officer of the Company, with respect to the Company’s confidential submission of the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) that was submitted on March 19, 2015. The Company is concurrently filing a Registration Statement (the “Registration Statement”), including changes in response to the Staff’s comment.

The response set forth below has been organized in the same manner in which the Commission’s comment was organized and the page reference in the Company’s response is to the Registration Statement as marked. Copies of this letter and its attachments, including a copy of the Registration Statement marked to show changes from Amendment No. 1 to the Draft Registration Statement confidentially submitted by the Company on May 18, 2015, will also be provided to Mary Mast, Joel Parker, Alla Berenshteyn and Dan Greenspan of the Commission.

Use of Proceeds, page 47

5.	In the first bullet point, to the extent practicable please break out the proceeds among your ongoing and contemplated trials, particularly the amount you anticipate devoting to your current trial of GBT440. In addition, please provide specific estimates of how far you expect the offering proceeds will enable you to advance each of your development programs. For example, you should indicate whether you expect the proceeds of the offering will allow you to fund the Phase 1/2 clinical trial of GBT440 to completion.

United States Securities and Exchange Commission

July 8, 2015

RESPONSE: The Company acknowledges the Staff’s comment and has updated the disclosure on page 48 of the Registration Statement to include additional information regarding the breakdown of the use of the net proceeds from the offering and the Company’s cash and cash equivalents on hand among its ongoing and planned clinical trials of GBT440 for the treatment of SCD, its planned clinical trials of GBT440 or its analogs for the treatment of hypoxemic pulmonary disorders, and its planned clinical development activities for an oral kallikrein inhibitor for the treatment of HAE. The Company will provide specific estimates of the breakdown in uses of proceeds in a subsequent filing of the Registration Statement.

If you require additional information, please telephone the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong

cc:	Mary Mast (U.S. Securities and Exchange Commission)

Joel Parker (U.S. Securities and Exchange Commission)

Alla Berenshteyn (U.S. Securities and Exchange Commission)

Dan Greenspan (U.S. Securities and Exchange Commission)

Ted W. Love, M.D. (Global Blood Therapeutics, Inc.)

John Schembri (Global Blood Therapeutics, Inc.)

Mitchell S. Bloom, Esq. (Goodwin Procter LLP)

Bruce K. Dallas, Esq. (Davis Polk & Wardwell LLP)